SECURITIES AND EXCHANGE COMMISSION

06004011

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 38429

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **R. H. Post, Inc.**

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street, 30th Fl.
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Franklin A. Osman **718 423-4974**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Osman, Franklin Allan
(Name – *if individual, state, last, first, middle name*)

61-09 219th Street	Bayside	NY	11364
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstatances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.*

R. H. POST, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

Franklin A. Osman
Certified Public Accountant

R. H. POST, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

Franklin A. Osman
Certified Public Accountant

R. H. POST, INC.

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

	Pages
Annual Audit Report Form X -17A5 Part III	1-2
Independent Auditors' Report	3
Statement of Financial Condition	4
Statement of (loss)	5
Statement of Changes in Stockholders' Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 10
Supplement Schedule of Computation of Net Capital	11 - 12
Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5	13 - 14
Independent Auditors' Report of Differences Between Audited Report and Focus Report	15

Franklin A. Osman
Certified Public Accountant

AFFIRMATION

I, Randolph Post, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ending December 31, 2005 and supporting schedules pertaining to the firm of R. H. Post, Inc. as of December 31, 2005 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

2-24-06

Signature
CEO

Date

Notary Public

Frances Bisogno
Notary Public State of NY
4512729 Cerf. in NY County
Commission Expires 6/30/~~0?~~ 07

This report contains (check all applicable boxes):

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Liability Subordinated to Claims of Creditors.
(x)	(g)	Computation of Net Capital.
()	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(x)	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
(x)	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with focus report.
(x)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x)	(o)	Auditors' Report on Internal Control Structure Required by Securities Exchange Rule 17A-5.

FRANKLIN A. OSMAN
CERTIFIED PUBLIC ACCOUNTANT
61-09 219th Street
Bayside, NY 11364

PHONE: (718) 423-4974 FAX: (718) 423-7608
E-MAIL f.a.osman@att.net

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

R. H. Post, Inc
14 Wall Street, 30th Floor
New York, NY 10005

I have audited the accompanying statement of financial condition of R. H. Post, Inc. as of December 31, 2005 and the related statements of (loss), Stockholders' Equity, cash flows, and the statement of 15 c3-1 net capital computation for the year then ended. These financial statements and the supplemental schedules are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of R. H. Post, Inc. at December 31, 2005, and the results of operations and cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bayside, NY
February 9, 2006

R. H. Post, Inc.

Statement of Financial Condition

December 31, 2005

Assets

Cash	$ 31,830
Error account	1,762
Deposit account	101,619
Commissions receivable	104,210
Loans and exchanges	127,748
Total assets	$ 367,169

Liabilities and Stockholders' Equity

Liabilities:	
Accrued expenses	$ 168,368
Clearing accounts	191
Total liabilities	$ 168,559
Stockholders' equity:	
Common stock, $100 par value, 100 shares authorized; issued and outstanding	10,000
Additional Paid-in Capital	124,572
Retained earnings	64,038
	198,610
Total liabilities and stockholders' equity	$ 367,169

See accompanying notes to financial statements

R. H. Post, Inc.

Statement of (loss)

Year Ended December 31, 2005

Income

Commission income		$1,421,887
Interest income		2,288
		1,424,175
Expenses		
Payroll and related expenses	$ 409,106	
Floor clerk expenses	32,257	
Seat lease expense	126,787	
Floor brokerage	141,422	
New York Stock Exchange expenses	102,681	
Travel, entertainment and promotion	106,606	
Errors on floor	80,984	
Employee benefits	119,881	
Telephone	120,070	
Professional fees	67,634	
Office expenses	59,090	
Insurance	18,417	
New York state and city corporation taxes	33,837	
Clearance expense	1,649	
Charitable donations	2,215	
Dues and fees	12,354	
Rent	10,800	
Interest expense	1,211	
		1,447,001
Net (loss)		$ (22,826)

See accompanying notes to financial statements.

R. H. Post, Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance, January 01, 2005	$ 10,000	$ 124,572	$ 153,940	$ 288,512
Distributions			(67,076)	(67,076)
Net (loss)	-	-	(22,826)	(22,826)
Balance, December 31, 2005	$ 10,000	$ 124,572	$ 64,038	$ 198,610

See accompanying notes to financial statements

Franklin A. Osman
Certified Public Accountant

R. H. Post, Inc.

Statement of Cash Flows

Year Ended December 31, 2005

Cash flows from operating activities:	
Net (loss)	$ (22,826)
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Changes in assets and liabilities:	
Decrease in error account	4,137
(Increase) in deposit account	(101,619)
Decrease in clearing accounts	191
Decrease in commissions receivable	84,536
Increase in accrued expenses	111,091
Total adjustments	98,336
Net cash provided by operating activities	75,510
Cash flows from investing activities:	
Decrease in fixed assets	7,016
Net cash provided by investing activities	7,016
Cash flows from financing activities	
Distributions to shareholder	(67,076)
Net cash (used) by financing activities	(67,076)
Net increase cash and cash equivalents	15,450
Cash, beginning of year	16,380
Cash, end of year	$ 31,830
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest expense	$ 1,211
New York state and city corporation taxes	$ 41,915

See accompanying notes to financial statements

Franklin A. Osman
Certified Public Accountant

R. H. Post, Inc

Notes to Financial Statements

Year Ended December 31, 2005

1. Summary of Significant Accounting Policies:

Organization:

The company was incorporated under the laws of the State of New York on February 10, 1995 and was authorized to do business in New York. It is a member of the New York Stock Exchange and operates as a floor broker.

Deposit Account:

The corporation has $101,619 on deposit with La Branche Financial Services, Inc., a New York Stock Exchange member. R. H. Post, Inc.'s good faith deposit must be increased so that it will represent no less than 30% of its commitment. R. H. Post, Inc. has agreed to maintain a good faith deposit of $100,000.

Error Account:

The company also maintains an error account with La Branche Financial Services, Inc., which had a balance of $1,762 at December 31, 2005.

Income Taxes:

The corporation has elected to be taxed as an "S" corporation under the Internal Revenue Code for federal and state income tax purposes. Such election allows income to be taxed directly to the stockholders. Accordingly, no provision has been made for federal and state income taxes, other than the minimum required by New York State. Provision has been made, however, for New York City corporation tax.

Use of Estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from estimates that were assumed in preparing the financial statements.

1. Statement of Significant Accounting Policies (continued):

Commitments and Contingencies:

The company has an operating lease for a seat on the New York Stock Exchange. The lease is for $60,000, payable in equal monthly installments of $5,000, starting on October 17, 2005 and terminating on October 16, 2006.

The company intends to renew the lease as it expires. The leases may be cancelled upon 15 days written notice for certain violations of the lease agreements.
Future minimum lease payments, are as follows:

2006	$50,000

The New York Stock Exchange (NYSE) and the Archipelago Exchange (ARCAEX) announced on April 20, 2005 that they entered into a definitive merger agreement that will lead to the combined entity, NYSE Group Inc. becoming a publicly held company. The NYSE members approved the merger on December 06, 2005, subject to SEC approval. As a result of the merger the NYSE created trading licenses. These trading licenses will be issued by the NYSE as a requirement to effect transactions on the floor of the exchange or through any facility thereof. Only qualified and approved member organizations may acquire and hold a trading license.

Trading licenses will be available for $54,219 per year and billed monthly, pro-rated for the amount of time remaining for the year. The maximum number of trading licenses available is 1,366. The first monthly bill will include a charge for a deposit equal to one month's installment. These trading licenses will become valid once the merger becomes effective following SEC approval.

2. Net Capital Requirements:

R. H. Post, Inc. is subject to the Securities and Exchange Commission's Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the New York Stock Exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

2. Net Capital Requirements (continued):

At December 31, 2005, R. H. Post, Inc. had net capital of $67,431 after eliminating non-allowable assets. This was $53,026 in excess of its required net capital. R. H. Post, Inc.'s net capital ratio was 3.204 to 1

3. Financial Instruments with Off-Balance Sheet Credit Risk:

As a securities broker, the company is engaged in buying and selling securities for a diverse group of institutional investors and broker/dealers. The company's transactions are principally executed with and on behalf of broker/dealers and other financial institutions. The company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the company and the company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the company and its clearing broker provides that the company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **R. H. Post, Inc.** as of 12/31/2005

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 198,610	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			198,610	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 198,610	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 131,179	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities- proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(131,179)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 67,431	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 67,431	3750

OMIT PENNIES

Reconciliation with R. H. Post, Inc.'s computation -
included on Part IIA of Form X-17A-5 as of December 31, 2005
filed January 2006.

Net capital as reported in R. H. Post, Inc.'s Part IIA unaudited focus report	$ 100,084
Net adjustments	(32,653)
Net capital per above	$ 67,431

Non-allowable assets:

Commissions receivable - aged	$ 3,431
Loans and exchanges	127,748
	$ 131,179

SEC 1696 7 of 16

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **R. H. Post, Inc.** as of 12/31/2005

COMPUTATION OF NET CAPITAL REQUIREMENT

PART A

11. Minimum net capital required (6 2/3% of line 19)			$	14,405	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	14,405	3758
13. Net capital requirement (greater of line 11 or 12)			$	53,026	3760
14. Excess net capital (line 10 less 13)			$	45,825	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$	50,575	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	168,559	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$ 47,500	3820	$		3830
19. Total aggregate indebtedness			$	* 216,059	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			%	320.41	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

PART B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

* Reconciliation with R. H. Post, Inc.'s computation included in Part IIA of Form X-17A-5 line 3840 as of December 31, 2005 filed in January 2006:

Aggregate indebtedness as reported in R. H. Post, Inc.'s Part IIA unaudited focus report	$	171,581
Net adjustments		44,478
Aggregate indebtedness per above	$	216,059

FRANKLIN A. OSMAN
CERTIFIED PUBLIC ACCOUNTANT
61-09 29th Street
Bayside, NY 11364

PHONE: (718) 423-4974 FAX: (718) 423-7608
E-MAIL f.a.osman@att.net

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
CONNECTICUT STATE BOARD OF ACCOUNTANCY
CONNECTICUT SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's

Report on Internal Control Structure

Required by SEC Rule 17a-5

R. H. Post Inc.
14 Wall Street, 30th Floor
New York, NY 10005

In planning and performing my audit of the financial statements of R. H. Post Inc. for the period ended December 31, 2005, I considered the internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by R. H. Post, Inc. that I considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by it in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-12 (2) in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because it does not carry security accounts for customers or perform custodial functions relating to customer securities.

R. H. Post Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by R. H. Post Inc. are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal

control structure and the practices and procedures are to provide it with reasonable, but not absolute, assurance that assets for which it has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with its authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. The above should be considered with the fact that the company is owned by two individuals and does not maintain a separate office staff.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does no reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, no facts came to my attention indicating that it was not in compliance with such conditions during the period from January 01, 2005 to December 31, 2005.

This report is intended solely for the use of R. H. Post Inc., the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Franklin A. Osman, CPA

Bayside, NY
February 09, 2006

Franklin A. Osman
Certified Public Accountant

FRANKLIN A. OSMAN

CERTIFIED PUBLIC ACCOUNTANT

61-09 219th Street
Bayside, NY 11364

PHONE: (718) 423-4974 FAX: (718) 423-7608
E-MAIL f.a.osman@att.net

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
CONNECTICUT STATE BOARD OF ACCOUNTANCY
CONNECTICUT SOCIETY OFCERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT OF DIFFERENCES BETWEEN AUDITED REPORT AND FOCUS REPORT DECEMBER 31, 2005

R. H. Post, Inc.
14 Wall Street 30th Floor
New York, NY 10005

In performing my audit of R. H. Post, Inc. for the period ended December 31, 2005, I made adjustments that affected the December 31, 2005 focus report Form X-17A-5.

The adjustments were as follows:

A) Increase in cash	$ 11,634
B) Increase in accrued expenses	(44,287)
	$(32,653)

The net capital after haircuts as reported on my December 31, 2005 audited report was $67,431; the net capital after haircuts as reported on the December 31, 2005 focus report Form X-17A-5 was $100,084. This report was not prepared by me. The difference between these figures is $32,653 as indicated above.

Franklin A. Osman, CPA